UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Pharmaceutical HOLDRSSM Trust
(Name of Subject Company (Issuer))

Market Vectors ETF Trust
Market Vectors Pharmaceutical ETF
(Offerors)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Depositary Trust Receipts
(Title of Class of Securities)

71712A206
(CUSIP Number of Class of Securities)

Joseph J. McBrien, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor
(212) 293-2000
New York, New York 10017
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Stuart M. Strauss, Esq.
Adam M. Fox, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
(212) 698-3500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$485,501,089	$56,366.68

(1)

Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying (x) 7,477,300 (the number of depositary trust receipts issued by the subject company (“HOLDRS”) outstanding as of September 26, 2011) and (y) $64.93 (the per HOLDRS market price as of September 26, 2011).

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 by multiplying the transaction value by 0.0001161.

☑     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $56,366.68

Filing Party: Market Vectors ETF Trust

Form of Registration No.: Schedule TO

Date Filed: September 29, 2011

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

          This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Market Vectors ETF Trust, a Delaware statutory trust, on behalf of one of its series, Market Vectors Pharmaceutical ETF (the “PPH ETF”) with the Securities and Exchange Commission on September 29, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”). The Schedule TO relates to the offer by the Market Vectors ETF Trust and PPH ETF to exchange all of the outstanding depositary trust receipts (“HOLDRS”) issued by Pharmaceutical HOLDRSSM Trust (“PPH HOLDRS Trust”) and held by a holder of HOLDRS (“PPH HOLDRS Investor”) for shares of beneficial interest (“shares”) of the PPH ETF, upon the terms and subject to the conditions set forth in the Offer to Exchange dated November __, 2011 and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments and supplements thereto, constitute the “Offer”). The Schedule TO (including the Offer to Exchange) contains important information about the Offer, all of which should be read carefully by HOLDRS Investors before any decision is made with respect to the Offer.

          Additional copies of the Offer to Exchange, the related Letter of Transmittal, and other materials related to the Offer may also be obtained at our expense from the Information Agent or the Exchange Agent. Additionally, copies of the Offer to Exchange, the related Letter of Transmittal and any other materials related to the Offer may be found at http://www.sec.gov.

          The information in the Offer to Exchange, including all schedules thereto, and the related Letter of Transmittal is incorporated in this Amendment by reference in response to all of the applicable items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Offer to Exchange.

          The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 12. Exhibits.

          Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Exchange dated November __, 2011.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(4)(A)

Amendment No. __ to Registration Statement on Form N-14, including the preliminary prospectus, filed with the Securities and Exchange Commission on November __, 2011 (incorporated by reference as filed by Market Vectors ETF Trust with the Securities and Exchange Commission on November __, 2011).

SIGNATURE

          After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

MARKET VECTORS ETF TRUST

By:	/s/ Jan F. van Eck

Name:	Jan F. van Eck
Title:	President and Chief Executive Officer

Date: November 8, 2011

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Exchange dated November__, 2011.***

(a)(1)(B)	Letter of Transmittal.***

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.***

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.***

(a)(4)

Amendment No. __ to Registration Statement on Form N-14, including the preliminary prospectus, filed with the Securities and Exchange Commission on November __, 2011 (incorporated by reference as filed by Market Vectors ETF Trust with the Securities and Exchange Commission on November __, 2011).

(a)(5)(A)	Press release dated September 30, 2011.**

(a)(5)(B)	Van Eck Website Content as updated September 30, 2011.**

(a)(5)(C)	Term Sheet for Financial Professionals.**

(a)(5)(D)	Van Eck Email Subscriber Updates.**

(a)(5)(E)	Van Eck Email to Trading Community.**

(a)(5)(F)	Van Eck Email Conference Call Invitation.**

(g)	Transition Management Agreement.*

*	Previously filed as an exhibit to Schedule TO on September 29, 2011.
**	Previously filed as an exhibit to Amendment No. 1 to Schedule TO on September 30, 2011
***	Filed herewith.